1801 California St., Suite 5200 Denver, Colorado 80202 (720) 482-1574

June 12, 2020

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the "Registrant") (File No. 811-04556)

Dear Mr. Cowan:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff's comments on the preliminary filing of the Notice of Meeting, Proxy Statement, and Proxy Card (collectively, the "Proxy Statement") (Accession Number: 0001193125-20-144837) with the Securities and Exchange Commission (the "Commission") on May 18, 2020, relating to the proposed liquidation of Transamerica Small Cap Core (the "Fund"), a series of the Registrant. The Staff's comments were conveyed to the Registrant in writing on May 26, 2020. Below are the Staff's comments on the Proxy Statement and the Registrant's responses thereto.

1.Comment: Please clearly define "Transamerica Variable Funds – Small Cap Core Subaccount."

Response: The Registrant has made changes consistent with the Staff's comment.

2.Comment: Please clarify what is meant by "sub-scale" in the following sentence:

"Transamerica Asset Management, Inc. ("TAM"), the Fund's investment manager, believes the Fund is sub-scale and has poor prospects for growth."

Response: The Registrant has made certain clarifying changes to the disclosure in response to the Staff's comment.

3.Comment: The Staff notes that the liquidation of an affiliated fund where investors are defaulted to a money market fund must comply with the conditions of the Northwestern Mutual line of no-action letters (April 10, 1995) ("Northwestern"). The Staff requests that the Registrant confirm supplementally that the liquidation will be consistent with and in compliance with all conditions of Northwestern, and that contract holders have received notice in the form of a prospectus supplement outlining their rights to surrender and transfer their accumulation values from the liquidating fund to other funding options under their contracts, without incurring any transfer or other charges.

Response: The Registrant so confirms.

4.Comment: Please revise the answer to the fifth question in the "Questions and Answers" section to reflect a "yes" or "no" answer, as appropriate.

Response: The Registrant has made changes to the disclosure as requested by the Staff.

5.Comment: Please consider adding the following to the "Questions and Answers" section:

"Do I have to reinvest my liquidation proceeds in Transamerica Government Money Market?"

Response: The Registrant has added the question and an answer in response to the Staff's suggestion.

6.Comment: Why is the record date of June 1, 2020 reflected in brackets?

Response: The Registrant confirms the record date of June 1, 2020 and has removed the brackets.

7.Comment: Please confirm that the proxy materials will be mailed to variable contract owners. In addition, please revise/reconcile the related sentence on Page 1 of the Proxy Statement accordingly.

Response: The Registrant confirms that Transamerica Financial Life Insurance Company will pass through the definitive proxy statement materials to variable annuity contract holders invested in the Fund as of the June 1, 2020 record date. The Registrant has also revised the relevant disclosure as requested by the Staff.

8.Comment: In the "Quorum, Vote Required and Manner of Voting Proxies" section, please delete all references to "broker non-votes" as they cannot be counted toward establishing a quorum or for voting purposes as this is not a routine proposal. (NYSE Rule 452.11)

Response: The Registrant has made certain revisions to the disclosure in response to the Staff's comment.

9.Comment: In the "Quorum, Vote Required and Manner of Voting Proxies – Manner of Voting" section, please revise this sentence as noted below:

"The New York Stock Exchange (the "NYSE") ~~may~~ takes the position that a broker-dealer that is a member of the NYSE and that has not received instructions from a customer or client prior to the date specified in the broker-dealer firm's request for voting instructions may not vote such customer or client's shares with respect to the Proposal. ~~A signed proxy card or other authorization by a beneficial owner of shares in the Fund that does not specify how the beneficial owner's shares should be voted on the Proposal may be deemed an instruction to vote such shares in favor of Proposal I.~~"

Response: The Registrant has made changes to the disclosure as requested by the Staff.

10.Comment: In the "Quorum, Vote Required and Manner of Voting Proxies – Manner of Voting" section, please revise the third paragraph to reflect what happens when no voting instructions are received for the applicable separate account holders.

Response: In response to the Staff's comment, the Registrant has made certain changes to the noted disclosure.

11.Comment: In the "Quorum, Vote Required and Manner of Voting Proxies – Manner of Voting" section,

please review and clarify the following disclosure as it may be confusing to shareholders: "Depending on its policies, applicable law or contractual or other restrictions, a service agent may be permitted to vote shares with respect to which it has not received specific voting instructions from its customers. In those cases, the service agent may, but may not be required to, vote such shares in the same proportion as those shares for which the service agent has received voting instructions."

Response: The Registrant has made certain clarifying changes to the disclosure in response to the Staff's comment.

12.Comment: In the "Quorum, Vote Required and Manner of Voting Proxies – Manner of Voting" section, please revise the disclosure to clearly reflect how all votes will be counted.

Response: The Registrant has made certain clarifying changes to the disclosure as requested by the Staff.

13.Comment: Please confirm that the Fund will complete all applicable filing obligations.

Response: The Registrant so confirms.

14.Comment: Following the liquidation, please update the EDGAR database to de-activate the series and classes identifiers of the Fund.

Response: The Registrant confirms that it will update the EDGAR database once the Fund's filing obligations are completed.

15.Comment: Please confirm that the Registrant will use reasonable efforts to locate all shareholders of the Fund.

Response: The Registrant so confirms.

16.Comment: Please confirm that the Registrant will determine the collectability of all receivables of the Fund and will include the relevant receivables in its liquidation costs that it determines will not be collected.

Response: The Registrant so confirms.

17.Comment: Please include an estimate of the liquidation costs of the Fund.

Response: The Registrant notes that an estimate of the liquidation costs (approximately $61,000) was included in the "Liquidation Costs" section in the preliminary filing.

18.Comment: Please advise whether Codification Topic 450 and Financial Accounting Standards Board ("FASB") – FAS 5 will be used in accounting for the Fund's liquidation (i.e., to make sure the Fund has set aside the appropriate amount of assets to cover its liabilities).

Response: The Registrant notes that, to the extent applicable, FASB Accounting Standards Codification Topic 450 and FASB FAS 5 will be used in accounting for the liquidation.

19.Comment: The Staff notes that a 'form of' plan of liquidation and dissolution should not be included in the definitive proxy materials.

Response: The Registrant confirms that references to "form of" with respect to the plan of liquidation and dissolution have been deleted and the Fund's final plan of liquidation and dissolution has been included in the definitive proxy statement materials as Appendix A.

20.Comment: Please revise the disclosure in the "Background" section of the Proxy Statement to clarify whether the term "shareholders" is referring to variable contract owners and/or retirement plan owners:

"Certain shareholders will generally receive the payment of liquidation proceeds in cash."

Response: The Registrant has made certain clarifying changes to the disclosure as requested by the Staff.

21.Comment: Please revise the following disclosure to clarify that certain transfer rights apply only to variable contract owners:

"The Board also noted that shareholders would have the right to subsequently transfer their interests"."

Response: The Registrant has made certain revisions in response to the Staff's comment.

22.Comment: For each fee table presented in Proposal 1, please clarify that the fees shown do not reflect any charges that are, or may be, imposed under an underlying variable life insurance policy or variable annuity contract, and if those charges were reflected, fees would be higher.

Response: The Registrant has made changes to the disclosure as requested by the Staff.

23.Comment: The Staff notes that contractual fee waivers and expense reimbursements must be for periods of no less than one year from the effective date of the Registration Statement.

Response: The Registrant confirms that, with respect to Transamerica Government Money Market, the contractual expense limitation arrangement runs through March 1, 2021, which is one year from the March 1, 2020 the effective date of Transamerica Government Money Market's registration statement.

24.Comment: Please confirm that any recaptured amounts will not be deducted from the liquidation proceeds.

Response: The Registrant so confirms.

25.Comment: The Staff notes that all information an investor requires to make a decision regarding a proposal should be included in the Proxy Statement and not in an appendix to the Proxy Statement. Please revise the disclosure as needed. In addition, please add disclosure that the investment objective, strategies and policies of Transamerica Government Money Market are not similar to the Fund, and that Transamerica Government Money Market is intended solely as a temporary allocation for shareholders who have not transferred out of the Fund prior to the liquidation.

Response: The Registrant has made certain revisions to the disclosure in response to the Staff's comment.

26.Comment: In the "Additional Information Relating to the Proposal - Transfer Rights – Variable Fund Subaccount Holders" section, please clarify that shareholders have an opportunity to submit transfer instructions prior to the Liquidation Date, and that they are able to transfer their interest within 90 days after the Liquidation Date free of any applicable transfer restrictions, transfer charges and without such transfer counting as one of a limited number of transfers permitted during any period free of charge.

Response: The Registrant has made certain clarifying changes to the disclosure in response to the Staff's comment.

27.Comment: Please include voting blocks for Proposal 2 on the proxy card.

Response: The Registrant has made this change.

28.Comment: Please ensure the following sentence is bolded on the proxy card:

"If no specification is made, the proxy card will be voted "FOR" Proposal 1."

Response: The Registrant has bolded the noted sentence.

Please direct any comments or questions concerning this filing to the undersigned at 727-299-1844.

Very truly yours,

Transamerica Asset Management, Inc.

/s/ Timothy J. Bresnahan

Timothy J. Bresnahan

Senior Counsel

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